INVEST IN **PERSISTENCE DATA MINING, INC.**

Setting the Standard in Soil Health



persistencedata.com San Diego CA

Technology Infrastructure Food Female Founder Sustainability

OVERVIEW UPDATES WHAT PEOPLE SAY ASK A QUESTION

Highlights

1. Our solution increases crop yields by 13% and reduces costs by 15%
2. Healing the Environment by reducing the introduction of Chemicals
3. Already producing Revenue
4. Healthy Soil absorbs more fossil fuel emissions
5. Partnering with Mahindra, John Deere, USDA and the United Nations
6. SoilyticsTM puts real-time data in the Farmer's hands
7. Multi Billion dollar market that is recession/pandemic proof
8. Climate Change and World Hunger are hot topics we can help with

Our Team



Brian Zamudio CEO

Has founded several entities and has extensive experience with technology development and fundraising.

> We realized that technology developed by NASA to identify IED's could be used to analyze soil. This can enable farmers to become profitable and heal the environment



Penelope Nagel President

A 9th Generation farmer with experience working for global financial institutions such as HSBC and Santander



Henry Bonner Director, CFO

Management and Investing experience with corporations like GE Capital and MetLife

SEE MORE

Pitch


SOIL HEALTH
Persistence Data Mining Inc.


SOIL DEGRADATION POSES A THREAT TO OUR CLIMATE, FOOD SECURITY, AND LIFE


Healthy Soil = Healthy Food = Healthy Planet
Soil and plants (treated correctly) have the potential to restore our climate, all while increasing food production to provide for growing populations.


OUR SOLUTION
Through years of research and development, we have established technology and techniques to enable sustainable global analysis of carbon and soil nutrients. Our mission is to give rise to healthy soil, provide nutritious food, and ultimately assist carbon in moving from our atmosphere to the soil, enabling global cooling.


HEALTHY SOIL COMBATS CLIMATE CHANGE
Carbon dioxide in the atmosphere
The burning of fuel
Synthesis light
Gas exchange of plant
Breathing animals
Life, death, decay
fossil fuels
WE SEEK TO ENSURE HEALTHY SOIL. WE SEEK TO ENSURE CLIMATE CHANGE IS COMBATTED.

AGRICULTURAL LAND MARKET


What is the Percent of Agricultural Land in the World?
NORTH AMERICA
EUROPE
ASIA
AFRICA
SOUTH AMERICA
AUSTRALIA OCEANIA
* World's available Farmland depicted in dark green
Copyright © 2018 www.mapsofworld.com

5.1 BILLION DOLLAR INDUSTRY IN THE US ALONE

4.62 BILLION ACRES OF FARMLAND IN THE WORLD

Map of agricultural land of the World - Answers (mapsofworld.com)



= $2.4 Trillion

AGRICULTURAL MARKET

https://croplife.org/news/agriculture-a-2-4-trillion-industry-worth-protecting/

THE GLOBAL CRISIS IMPACTS EVERY LIVING BEING



CLIMATE CHANGE IS IMPACTING FOOD PRODUCTION AND SOIL HEALTH.



SOIL HEALTH IMPACTS MICROCLIMATES, AND INEVITABLY THE MACROCLIMATE.

HEALTHY SOIL IS THE SOLUTION. IT STORES CO_2, MITIGATING GLOBAL WARMING.



NUTRIENT DEFICIENCY IN OUR SOIL IS NEGATIVELY AFFECTING OUR FOOD AND HEALTH.

UNITED NATIONS' 17 SUSTAINABLE DEVELOPMENT GOALS

SOILYTICS™ IS DEDICATED TO GOALS HIGHLIGHTED BELOW:

1 No Poverty	**2 Zero Hunger**	3 Good Health & Well Being	4 Quality Education	5 Gender Equality	6 Clean Water & Sanitation
7 Affordable & Clean Energy	8 Decent Work & Economic Growth	9 Industry Innovation & Infrastructure	10 Reduced Inequalities	11 Sustainable Cities & Communities	12 Responsible Consumption & Production
13 Climate Action	**14 Life Below Water**	**15 Life On Land**	16 Peace, Justice & Strong Institutions	**17 Partnerships for the Goals**	

HOW WE WILL MEET THESE GOALS: SOILYTICS™

MODERN FARMERS APPLY FERTILIZER USING "PRESCRIPTION MAPS".

CURRENT TECHNIQUE

Manual · Time Intensive · Inaccurate



OUR SOLUTION

Our data revolutionizes the **accuracy** of prescription maps and variable rate fertilizers



FASTER, MORE ACCURATE RESULTS

Hyperspectral Analysis

Chemical Analysis

Scan It | Upload It | Data

Speed = accuracy

Hyperspectral soil analysis is done in near-real-time, on site. Results are uploaded to the cloud and available the same day.

Dig It | Bag It | Drive It | Wait For It | Data

Losing accuracy with every moment that passes. Data is skewed

Laboratory Chemical Analysis is labor intensive, time consuming, and takes days to receive data results from a lab. The result is inaccurate data, resulting in over-fertilization.

SOIL SAMPLING: PROBLEM VS. SOLUTION



Conventional Mapping

PROBLEM:

Manual process of handling and testing samples is **slow**, **expensive**, and inherently **inaccurate.**



PDMI Precision Mapping

SOLUTION:

Hyperspectral soil analysis **quickly records** soil data.

Precise hyperspectral soil data creates **more granular maps**, and **increases profits.**

PATH TO PROFITABILITY

FARM BUDGET CORN 2018	CURRENT	PROPOSED
Yield per acre	215	243
Price per bu	3.7	3.7
Gross Revenue	796	899
Direct Costs		
Fertilizer	130	111
Pesticides	73	73
Seed	115	115
Other	56	56
Total Direct Costs	374	355
Other Costs		
Total Power	121	121
Total Overhead	70	70
Total NonLand Costs	563	563
Land Costs	253	253
FARMER RETURN	-$21	+$83

Note: These projections are not guaranteed

https://farmdocdaily.illinois.edu/2018/08/corn-budgets-2018-2019.html

Increasing yield & Decreasing costs takes farmers from losing money to making a profit.

COMPETITIVE ADVANTAGE

1. Protects the environment / Curbs climate change
2. Automation of Existing, Labor-Intensive Process
3. Easier, Faster and Less Expensive
4. Actionable Real Time Information



INITIAL TARGET CUSTOMERS


RESEARCH AREA
915M ACRES
US Total Addressable Market
7.68B ACRES
Global Total Addressable Market
24 US States
2 Continents
$1.5B in Lab Testing
7.68B Global Agricultural Acres



GO TO MARKET STRATEGY

EQUIPMENT MANUFACTURERS

- Partner with equipment manufacturers to integrate our technology for field use. (when: grid soil sampling season)
- Track technology progress through data comparison.
- Encourage technology adoption.

SOIL LABORATORIES

- Partner with commercial soil laboratories to acquire soil sample libraries and existing soil nutrient image data.
- Improve sensor machine learning and refine algorithms.
- Encourage technology adoption.

UNIVERSITIES

- Communicate progress of technology to Agriculture focused Universities.
- Coordinate research collaborations with existing PDMI team members associated with the University of Nebraska and Iowa State University.
- Publish white paper through University research collaboration.

PUBLIC AGENCIES

- Partner with public agencies to acquire soil sample libraries and existing soil nutrient image data
- Improve sensor machine learning learning and refine algorithms.
- Encourage technology adoption.

OUR STRATEGY

We are currently working with a number of Agronomic Service Providers, Equipment Manufacturers, and Labs to test and deploy services. We will provide better data to users, more quickly.



Fertilizer Companies
Agronomic Service Providers
Equipment Manufacturers
Labs
Farmers
Prescription Platform

Our method is easier, faster and less expensive for the ASP's taking samples, all while increasing granularity, resulting in higher profits for Farmers.

FINANCIAL PROJECTIONS

Our model targets the agronomic service providers taking the soil samples.



OPERATING INCOME
$20,000,000
$15,000,000
$10,000,000
$5,000,000
0
$18,857,500
$7,337,500
$2,277,500
$130,250
2021
2022
2023
2024

$130,250
Positive Operating Income for 2021

30
Agronomic Service Providers Next Year

	2021	2022	2023	2024
Total Revenue	$2,550,000	$8,100,000	$19,500,000	$46,500,000
Operating Income	$130,250	$2,277,500	$7,337,500	$18,857,500
Clients	30	100	250	600

Note: This slide contains future looking projections which cannot be guaranteed

FUNDRAISING: USE OF FUNDS

Seeking to raise $1,070,000

PDMI Use of Funds

Equipment Sensors	$300,000
Software Development	$250,000
Personnel Costs	$200,000
Marketing Costs	$150,000
General Operating Costs	$100,450
WeFunder Fees	$69,550
TOTAL	**$1,070,000**

DEVELOPMENT PARTNERS

IEEE, Trimble, UC Davis, ImpactAim, MidSouth Family Farms, Farm Credit, Agricenter International, John Deere, AgLaunch, Mahindra, INNOVA, UNDP, R&D 100 Winner, Founder Institute, Thrive, Malvern Panalytical, USDA, istc Foundation, ISO, ASTM

OUR TEAM: EXECUTIVE TEAM



Brian Zamudio-
Director & CEO

Brian has extensive experience as a founder, in fundraising, technology development, joint ventures, debt, equity financing and financial brokerage. He was a co-founder of Tonogold Resources Inc. Assisted in Capital Formation and served as Board Member for Tonogold, Nery's,



Penelope Nagel –
COO-President

Penelope is a 9th generation Farmer and brings extensive experience with asset management, project management, funding and consumer finance with leading global financial institutions



Henry Bonner –
Director and CFO

Henry brings a broad experience gained from investing in, managing and advising finance and technology companies for GE Capital and MetLife.



Chris Todter –
CTO

Chris has over 30 years' experience providing consulting and engineering contract services in a very wide variety of engineering, electronics, optical, naval architecture, developing hydrodynamics, aerodynamics, software, strategy and management positions. Chris holds 11 patents.


US Tobacco and Vidbox
such as HSBC and
Santande


OUR TEAM: TECHNICAL TEAM
Kim Fleming, PhD - Lead Agronomist
Kim has more than 20 years of experience in Precision Agriculture, Farming and Agronomy. He led Precision Ag research efforts at Colorado State University and the University of Nebraska.
Sergio Oliveras – CIO
Skilled in integration, process management and proper application of technologies based on requirements. Strong business development professional with a Master degree focused in Information Technology from Virginia Polytechnic Institute and State University.
Warren Clark – Marketing Director
AgMarketing communications consulting services ACT, AAEA, NAMA, FFA, LPC, FFA Alumni, Iowa State, agriculture, farm Specialties: agricultural e-database development, marketing & management.
Amy Gardner – Agronomist
15 years of experience in Precision Agriculture, Farming, and Agronomy.


ADVISORY BOARD: OUR BOARD MEMBERS
Walt Duflock-
VP of Innovation at Western Growers focused on accelerating commercialization and helping AgTech startups scale in a couple of key ag challenge areas:SVG Thrive
Mark Rosen – Chemist
Extensive background in evaluating and managing domestic and international contract research organizations (CROs) Comprehensive network of academic, industrial, and key opinion leader contacts.
Ruzanna Sataryan – UN Development Program
Social change advocate currently leading the impact investment initiative at UNDP.
Amy Wu –
Amy Wu is the communications manager at the Hudson Valley Farm Hub where she is charged with all aspects of communication including the newsletter, website and social media. Amy is also an accomplished journalist who writes passionately about women (especially minority women) and Ag (especially Salinas Valley).


CONTACT US
to be apart of the solution.
PERSISTENCE DATA MINING, INC.
9404 Genesee Ave. Suite 340
La Jolla, CA 92037
info@persistencedata.com
www.persistencedatamining.com